Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com


03024019

18 June 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JUN 23 2003
WASH. D.C.
181
SECTION
PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
17 June 2003	Announcement to Australian Stock Exchange Lend Lease Exits Majority of US Equity Advisory Business
18 June 2003	Announcement to Australian Stock Exchange Lend Lease Sells Holliday Fenoglio Fowler to Management Team

Yours faithfully

A P Ho
Assistant Company Secretary

dlw 6/26

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

17 June 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE EXITS MAJORITY OF US EQUITY ADVISORY BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with subsidiaries of Morgan Stanley and Co, Incorporated ("Morgan Stanley") for Morgan Stanley to assume ownership of certain parts of the US real estate equity advisory business.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch



MEDIA RELEASE 17 JUNE 2003

LEND LEASE EXITS MAJORITY OF US EQUITY ADVISORY BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with subsidiaries of Morgan Stanley and Co, Incorporated ("Morgan Stanley") for Morgan Stanley to assume ownership of certain parts of the US real estate equity advisory business.

Morgan Stanley will integrate the business under the Morgan Stanley name, assuming full operational control.

The transaction is subject to regulatory approvals and obtaining certain client consents.

The parts of the equity advisory business included in the transaction are all separate account mandates and commingled funds including the Prime Property Fund, but excluding those listed below. In addition, the transaction includes the management of the Lend Lease US Office Trust.

Excluded from the transaction are the Value Enhancement Funds ("VEF"), Rosen Consulting Group and Lend Lease Rosen Real Estate Securities.

Lend Lease Group CEO, Greg Clarke said: "The finalisation of this agreement with Morgan Stanley allows us to exit the majority of the US equity advisory business in accordance with the strategy announced in late May. Importantly the transaction allows us to minimise any further exposure to this business.

"The transaction continues the simplification of Lend Lease's business model, allowing us to increase our focus on our core businesses.

"We are retaining ownership of Rosen Consulting Group and Lend Lease Rosen Real Estate Securities, as well as the management of the VEF series of funds. While we will continue with a review of options for these businesses, we will obviously remain committed to providing the level of service necessary to satisfy our clients' needs," he said.

The financial outcome of the transaction was within Lend Lease's expectations, which were reflected in the recently announced write-down of Lend Lease's Real Estate Investments businesses (29 May 2003). In the event that the transaction is not completed, the write-downs previously announced allow for any additional costs that may be required to pursue further options in relation to these businesses.

The company confirmed that the transaction will have no impact on the previously provided operating earnings guidance for the 2003 financial year.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

18 June 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE SELLS HOLLIDAY FENOGLIO FOWLER TO MANAGEMENT TEAM

Lend Lease Corporation Limited ("Lend Lease") today announced that it has completed an agreement for a management buy-out of the Holliday Fenoglio Fowler ("HFF") business for a price of US$10 million.

The sale price compares to the book value of HFF of approximately US$10 million. The sale was effective upon the signing of the agreement on 17 June 2003.

The company confirmed that the sale will have no material impact on the previously provided earnings guidance for the 2003 financial year.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary